Exhibit A

CERAGON NETWORKS REPORTS THIRD QUARTER 2009
FINANCIAL RESULTS

        TEL AVIV, Israel, October 26, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity Ethernet and TDM wireless backhaul solutions, today reported results for the third quarter which ended September 30, 2009.

        Revenues for the third quarter of 2009 were $44.7 million, down 23% from $58.1 million for the third quarter of 2008 and up 6% from $42.2 million in the second quarter of 2009.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2009 was $1.1 million or $0.03 per basic share and diluted share, compared to net income of $3.5 million or $0.09 per basic and diluted share in the third quarter of 2008.

        On a non-GAAP basis, net income for the third quarter, excluding $696,000 of equity-based compensation expenses, was $1.8 million, or $0.05 per basic and diluted share. Non-GAAP net income for the third quarter of 2008 was $4.2 million, or $0.11 per basic and diluted share. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the third quarter of 2009 was 31.8% of revenues. Gross margin on a non-GAAP basis in the third quarter of 2009 was 31.9% of revenues.

        Cash and cash investments at the end of the quarter were $99.8 million.

        “As expected, Q3 reflected the beginning of a trend toward improving revenues,” said Ira Palti, President and CEO of Ceragon. “Based on strong bookings again in Q3, we expect revenue growth to continue into next year, driven by ongoing demand for high capacity backhaul for cellular networks, particularly in the Asia Pacific region. In addition, our backlog is increasing, as we win more turnkey projects and successfully expand to a wide variety of new customers.”

Supplemental revenue breakouts:

Geographical breakdown:

Third quarter 2009

Asia Pacific	47%
Europe Middle-East and Africa	39%
North America	10%
Latin America	4%

        A conference call discussing Ceragon’s results for the third quarter of 2009, business conditions, outlook and guidance, will take place today, October 26, 2009, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1096 or international (612) 332-0107 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: USA: (800) 475-6701, or international: (320) 365-3844, Access Code 1167980.

        A replay of both the call and the webcast will be available through November 26, 2009.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(more)

Ceragon Reports Third Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30		Nine months ended September 30,
	2009	2008	2009	2008

Revenues	$44,715	$58,097	$130,863	$160,499
Cost of revenues	30,499	39,786	88,263	106,805

Gross profit	14,216	18,311	42,600	53,694

Operating expenses:
Research and development	4,720	5,157	14,377	15,115
Selling and marketing	6,973	8,139	22,119	23,263
General and administrative	1,847	1,773	5,649	4,990

Total operating expenses	$13,540	$15,069	$42,145	$43,368

Operating profit	676	3,242	455	10,326
Financial income, net	446	490	1,268	2,115

Income before taxes	1,122	3,732	1,723	12,441

Tax benefit (taxes on income)	(43)	(250)	(196)	10,798

Net Income	$1,079	$3,482	$1,527	$23,239

Basic net earnings per share	$0.03	$0.09	$0.04	$0.63

Diluted net earnings per share	$0.03	$0.09	$0.04	$0.60

Weighted average number of shares used
in computing basic net earnings per
share	34,178,001	37,020,035	34,407,042	36,980,039

Weighted average number of shares used
in computing diluted net earnings
per share	35,542,326	38,676,762	35,278,880	38,806,070

(more)

Ceragon Reports Third Quarter 2009 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,546	$28,224
Short-term bank deposits	36,557	35,044
Marketable securities	7,819	2,187
Trade receivables, net	56,970	70,811
Deferred taxes	3,268	4,082
Other accounts receivable and prepaid expenses	9,368	11,508
Inventories	50,170	40,113

Total current assets	203,698	$191,969

LONG-TERM INVESTMENTS:
Long-term bank deposits	7,846	8,204
Long-term marketable securities	7,999	24,102
Severance pay funds	4,848	4,065
Deferred taxes	8,821	8,007

Total long-term investments	$29,514	$44,378

PROPERTY AND EQUIPMENT, NET	10,322	8,891

Total assets	$243,534	$245,238

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	34,893	41,748
Deferred revenues	13,983	5,886
Other accounts payable and accrued expenses	8,113	8,041

Total current liabilities	$56,989	$55,675

LONG-TERM LIABILITIES
Accrued severance pay	$7,050	$6,647

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	91	91
Additional paid-in capital	288,215	285,141
Treasury shares at cost	(15,963)	(7,923)
Other comprehensive income	211	193
Accumulated deficits	(93,059)	(94,586)

Total shareholders' equity	$179,495	$182,916

Total liabilities and shareholders' equity	$243,534	$245,238

Ceragon Reports Third Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Cash flow from operating activities:
Net income	$1,079	$3,482	$1,527	$23,239
Adjustments to reconcile net income to net cash
used in operating activities:

Depreciation	852	529	2,323	1,385
Stock-based compensation expense	696	665	2,290	1,963
Decrease (increase) in trade and other
receivables, net	(5,348)	(6,020)	15,889	(23,619)
Increase in inventory	(8,002)	(2,530)	(10,057)	(2,693)
Increase (decrease) in trade payables and accrued
liabilities	7,378	5,514	(5,330)	9,211
Increase (decrease) in deferred revenues	7,932	2,823	8,097	(1,073)
Decrease (increase) in deferred tax asset	-	95	-	(11,112)
Decrease in long term payable	-	-	-	(4,650)
Other adjustments	(183)	(15)	(416)	145

Net cash provided by (used in) operating activities	$4,404	$4,543	$14,323	$(7,204)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,323)	(1,179)	(5,097)	(3,018)
Investment in short and long-term bank deposit	(8,840)	(19,569)	(27,795)	(53,144)
Proceeds from short and long-term bank deposits	6,334	8,820	26,893	47,835
Investment in held-to-maturity marketable securities	-	(744)	(1,500)	(14,744)
Proceeds from maturities of held-to-maturity
marketable securities	-	2,000	11,754	6,050

Net cash provided by (used in) investing activities	$(3,829)	$(10,672)	$4,255	$(17,021)

Cash flow from financing activities:
Proceeds from exercise of options	569	316	784	591
Purchase of treasury shares at cost	-	-	(8,040)	-
Issuance costs	-	(41)	-	(372)

Net cash provided by (used in) financing activities	$569	$275	$(7,256)	$219

Increase (decrease) in cash and cash equivalents	$1,144	$(5,854)	$11,322	$(24,006)

Cash and cash equivalents at the beginning of the
period	38,402	40,498	28,224	58,650

Cash and cash equivalents at the end of the period	$39,546	$34,644	$39,546	$34,644

Ceragon Reports Third Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2009			2008
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$44,715		$44,715	$58,097
Cost of revenues	30,499	62	30,437	39,719

Gross profit	14,216		14,278	18,378

Operating expenses:
Research and development	4,720	148	4,572	4,982
Selling and marketing	6,973	241	6,732	7,938
General and administrative	1,847	245	1,602	1,551

Total operating expenses	$13,540		$12,906	$14,471

Operating profit	676		1,372	3,907
Financial income, net	446		446	490

Income before taxes	1,122		1,818	4,397

Taxes on income	43		43	159

Net income	$1,079		$1,775	$4,238

Basic net earnings per share	$0.03		$0.05	$0.11

Diluted net earnings per share	$0.03		$0.05	$0.11

Weighted average number of shares used in
computing basic net earnings per share	34,178,001		34,178,001	37,020,035

Weighted average number of shares used in
computing diluted net earnings per share	35,542,326		35,542,326	38,676,762

Total adjustments		696

(*) Adjustments related to equity based
compensation expenses according to SFAS
123 (R)

Ceragon Reports Third Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2009			2008
	GAAP (as reported)	Adjustments(*)	Non-GAAP	Non-GAAP

Revenues	$130,863		$130,863	$160,499
Cost of revenues	88,263	186	88,077	106,600

Gross profit	42,600		42,786	53,899

Operating expenses:
Research and development	14,377	473	13,904	14,656
Selling and marketing	22,119	869	21,250	22,492
General and administrative	5,649	762	4,887	4,462

Total operating expenses	$42,145		$40,041	$41,610

Operating profit (loss)	455		2,745	12,289
Financial income, net	1,268		1,268	2,115

Income before taxes	1,723		4,013	14,404

Taxes on income	196		196	409

Net Income	$1,527		$3,817	$13,995

Basic net earnings per share	$0.04		$0.11	$0.38

Diluted net earnings per share	$0.04		$0.11	$0.36

Weighted average number of shares used in
computing basic net earnings per share	34,407,042		34,407,042	36,980,039

Weighted average number of shares used in
computing diluted net earnings per share	35,278,880		35,278,880	38,806,070

Total adjustments		2,290

(*) Adjustments related to equity based
compensation expenses according to SFAS
123 (R)

Ceragon Reports Third Quarter 2009 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int'l): +972 (0)3 766 6419
yoell@ceragon.com